Exhibit 99.1

Hepsiburada Announces Third Quarter 2026 Financial Results

ISTANBUL, November 5, 2026 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the third quarter and the nine months ended September 30, 2026.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three and nine months ended September 30, 2026, including figures corresponding to the same periods of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of September 30, 2026. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at September 30, 2026 are as follows:

Date	Index	Conversion Factor
30 September 2026	4,368.4	1.00
31 December 2025	3,513.9	1.24
30 September 2025	3,367.2	1.30

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-Unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included under the “Highlights” sections. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

Third Quarter 2026 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV) decreased by 6.6% to TRY 62.0 billion compared to TRY 66.4 billion in Q3 2025.

o	IAS 29-Unadjusted GMV increased by 22.3% to TRY 60.9 billion compared to Q3 2025.

•	Revenue decreased by 6.1% to TRY 24,264.9 million compared to TRY 25,842.3 million in Q3 2025.

•	Number of Orders increased by 0.7% to 20.3 million compared to 20.1 million in Q3 2025.

•	Average Order Value decreased by 7.3% in Q3 2026 compared to Q3 2025.

•	Active Customers increased by 1.9% to 11.5 million compared to 11.3 million as of September 30, 2025.

•	Order Frequency increased by 11.4% to 7.5 compared to 6.7 as of September 30, 2025.

•	Active Merchants decreased by 1.3% to 100.0 thousand compared to 101.3 thousand as of September 30, 2025.

•	Share of Marketplace GMV increased by 1.2 percentage points (“pp”) to 69.8% compared to Q3 2025.

•	Free Cash Flow decreased by 73.5% to TRY 888.9 million from TRY 3,352.7 million in Q3 2025.

•	EBITDA decreased to negative TRY 134.1 million compared to TRY 225.4 million in Q3 2025. Accordingly, EBITDA as a percentage of GMV was negative 0.2%, a 0.6pp decrease compared to 0.3% in Q3 2025.

o	IAS 29-Unadjusted EBITDA decreased by 37.3% to TRY 443.5 million compared to TRY 706.9 million in Q3 2025. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q3 2026 decreased by 0.7pp to 0.7% compared to 1.4% in Q3 2025.

•	Net loss for the period was TRY 2,571.8 million compared to a net loss of TRY 1,718.8 million for Q3 2025.

Commenting on the results, Ender Özgün, CEO of Hepsiburada said:

“Hepsiburada recorded TRY 187.2 billion in GMV, representing 6.7% year-over-year growth, with 11.4% growth in the Number of Orders, in the first nine months of the year. We also managed to increase the Order Frequency of our customers by 11.4% reflecting increasing customer engagement on our platform. During the first nine months of the year, our revenues amounted to TRY 74,484.0 million, increasing by 5.7% year-over-year, and our gross contribution margin improved by 0.1pp.

EBITDA as a percentage of GMV was 0.3% and Net Loss was TRY 5,687.3 million in the first nine months of the year, compared to 0.8% and TRY 3,253.2 million, respectively, in the first nine months of 2025, reflecting higher expenses driven by investments in strategic initiatives, including efforts to speed up, and reduce the cost of delivery for merchants, and increased marketing activities.

On the fintech side, our newly launched Hepsitaksit loan product supported purchases representing 8.4% of smartphone GMV in October.

We appreciate the continued support of our shareholders, the trust placed in us by our customers and partners, and the dedication demonstrated by our entire team.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key operating and unaudited financial data as of and for the three months ended September 30, 2026 and September 30, 2025 and the nine months ended September 30, 2026 and September 30, 2025 prepared in accordance with IFRS Accounting Standards as issued by the IASB. Unless indicated otherwise, all financial figures in the tables provided are inflation-adjusted (in accordance with IAS 29).

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira on September 30, 2026 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended September 30,				Nine months ended September 30,
	unaudited				unaudited
(in TRY million unless indicated otherwise)	2026	2025	y/y %		2026	2025	y/y %
GMV (TRY in billions)	62.0	66.4	(6.6)%		187.2	175.5	6.7%
Marketplace GMV (TRY in billions)	43.3	45.6	(4.9)%		129.3	120.5	7.4%
Share of Marketplace GMV (%)	69.8%	68.6%	1.2	pp	69.1%	68.6%	0.5	pp
Number of Orders (millions)	20.3	20.1	0.7%		60.1	54.0	11.4%
Active Customers (millions)	11.5	11.3	1.9%		11.5	11.3	1.9%
Revenue	24,264.9	25,842.3	(6.1)%		74,484.0	70,464.7	5.7%
Gross Contribution	9,522.4	9,612.7	(0.9)%		28,224.3	26,317.4	7.2%
Gross Contribution Margin (%)	15.4%	14.5%	0.9	pp	15.1%	15.0%	0.1	pp
Net loss for the period	(2,571.8)	(1,718.8)	49.6%		(5,687.3)	(3,253.2)	74.8%
EBITDA	(134.1)	225.4	(159.5)%		593.3	1,417.6	(58.1)%
EBITDA as a percentage of GMV (%)	(0.2)%	0.3%	(0.6	)pp	0.3%	0.8%	(0.5	)pp
Net cash provided by operating activities	1,638.2	4,039.0	(59.4)%		3,592.4	8,941.1	(59.8)%
Free Cash Flow	888.9	3,352.7	(73.5)%		1,263.0	6,724.1	(81.2)%

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, Share of Marketplace GMV, Gross Contribution Margin, EBITDA as a percentage of GMV, Number of Orders and Active Customers in the “Certain Definitions” section of this press release.

ESG Actions

Hepsiburada remains committed to fostering inclusive economic growth and social development. In Q3 2026, the Company continued to grow its flagship “Technology Empowerment for Women Entrepreneurs” (TEWE) program, reaching over 75,000 women entrepreneurs to date.

Hepsiburada launched the fourth cycle of its “Promise for Tomorrow” program on August 12, 2026, International Youth Day, aiming to create new opportunities for young people, support their personal and social development, and empower them to reach their full potential. A total of 250 students have been selected to participate in the program.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy are reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive income/(loss) are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Revenue

	Three months ended September 30,			Nine months ended September 30,
(in TRY million unless indicated otherwise)	2026	2025	y/y %	2026	2025	y/y %
Sale of goods[1] (1P)	15,644.1	17,348.5	(9.8)%	48,595.6	46,442.9	4.6%
Marketplace revenue[2] (3P)	3,187.5	3,125.3	2.0%	9,694.5	8,304.0	16.7%
Delivery service revenue	4,087.9	3,840.6	6.4%	12,143.8	10,937.1	11.0%
Other revenue	1,345.4	1,527.9	(11.9)%	4,050.1	4,780.7	(15.3)%
Revenue	24,264.9	25,842.3	(6.1)%	74,484.0	70,464.7	5.7%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission and other contractual charges to the merchants.

Our revenue decreased by 6.1% to TRY 24,264.9 million in Q3 2026 compared to TRY 25,842.3 million in Q3 2025. This was due to a 9.8% decrease in our 1P revenue (comprising 64.5% of total revenue) and an 11.9% decrease in other revenue (comprising 5.5% of total revenue), partially offset by a 2.0% increase in our 3P revenue (comprising 13.1% of total revenue) and a 6.4% increase in delivery service revenue (comprising 16.8% of total revenue), compared to Q3 2025.

1P revenue decreased by 9.8% to TRY 15,644.1 million in Q3 2026 compared to TRY 17,348.5 million in Q3 2025, mainly driven by lower GMV in Q3 2026 and a 1.2pp shift in GMV mix towards 3P. 3P revenue increased by 2.0% to TRY 3,187.5 million in Q3 2026 compared to TRY 3,125.3 million in Q3 2025.

The 6.4% increase in delivery service revenue compared to Q3 2025 was mainly due to an increase in delivery service revenue from the off-platform customers and delivered orders of Hepsijet.

The 11.9% decrease in other revenue compared to Q3 2025 was mainly due to the decreases in consumer finance revenue, Hepsipay income and fulfilment revenue, partially offset by an increase in HepsiAd revenue.

Gross Contribution

	Three months ended September 30,				Nine months ended September 30,
(in TRY million unless indicated otherwise)	2026	2025	y/y %		2026	2025	y/y %
Revenue	24,264.9	25,842.3	(6.1)%		74,484.0	70,464.7	5.7%
Cost of inventory sold	(14,742.5)	(16,229.6)	(9.2)%		(46,259.6)	(44,147.3)	4.8%
Gross Contribution	9,522.4	9,612.7	(0.9)%		28,224.3	26,317.4	7.2%
Gross Contribution Margin (% of GMV)	15.4%	14.5%	0.9	pp	15.1%	15.0%	0.1	pp

Gross Contribution Margin increased by 0.9pp to 15.4% in Q3 2026 compared to Q3 2025.

The table below shows the monthly inflation rates in 2026 and 2025.

Consumer Inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	July	Aug	Sep	Oct	Nov	Dec
2026	5%	3%	2%	4%	2%	1%	2%	2%	2%
2025	5%	2%	2%	3%	2%	1%	2%	2%	3%	3%	1%	1%

Source: Data as announced by TurkStat

As of September 30, 2026, the annual inflation rate published by TurkStat was 29.7%, declining from 33.3% as of September 30, 2025, and from 32.1% as of June 30, 2026. The monthly inflation rates during the third quarter of 2026 were 1.8%, 1.8% and 1.8% in July, August and September, respectively.

Operating Expenses

The table below shows our operating expenses for the three months and nine months ended September 30, 2026 and 2025 in absolute terms and as a percentage of GMV:

	Three months ended September 30,				Nine months ended September 30,
(in TRY million unless indicated otherwise)	2026	2025	y/y %		2026	2025	y/y %
Cost of inventory sold	(14,742.5)	(16,229.6)	(9.2)%		(46,259.6)	(44,147.3)	4.8%
% of GMV	(23.8)%	(24.4)%	0.7	pp	(24.7)%	(25.2)%	0.4	pp
Shipping and packaging expenses	(3,128.1)	(2,943.2)	6.3%		(9,328.8)	(7,871.7)	18.5%
% of GMV	(5.0)%	(4.4)%	(0.6	)pp	(5.0)%	(4.5)%	(0.5	)pp
Payroll and outsource staff expenses	(2,940.2)	(2,916.9)	0.8%		(8,862.1)	(8,243.5)	7.5%
% of GMV	(4.7)%	(4.4)%	(0.3	)pp	(4.7)%	(4.7)%	(0.0	)pp
Advertising expenses	(2,666.3)	(2,584.1)	3.2%		(6,811.6)	(5,525.8)	23.3%
% of GMV	(4.3)%	(3.9)%	(0.4	)pp	(3.6)%	(3.1)%	(0.5	)pp
Technology expenses	(313.9)	(260.8)	20.4%		(838.2)	(748.2)	12.0%
% of GMV	(0.5)%	(0.4)%	(0.1	)pp	(0.4)%	(0.4)%	(0.0	)pp
Depreciation and amortization	(1,056.6)	(991.6)	6.6%		(3,015.9)	(2,947.2)	2.3%
% of GMV	(1.7)%	(1.5)%	(0.2	)pp	(1.6)%	(1.7)%	0.1	pp
Other operating expenses, net	(602.7)	(509.3)	18.3%		(1,755.7)	(1,624.4)	8.1%
% of GMV	(1.0)%	(0.8)%	(0.2	)pp	(0.9)%	(0.9)%	(0.0	)pp
Impairment losses	(5.3)	(173.0)	(96.9)%		(34.7)	(886.1)	(96.1)%
% of GMV	(0.0)%	(0.3)%	0.3	pp	(0.0)%	(0.5)%	0.5	pp
Operating expenses, net	(25,455.6)	(26,608.5)	(4.3)%		(76,906.6)	(71,994.2)	6.8%
Operating expenses as a % of GMV	(41.0)%	(40.1)%	(1.0	)pp	(41.1)%	(41.0)%	(0.1	)pp

Operating expenses, net, decreased by 4.3% to TRY 25,455.6 million in Q3 2026 compared to TRY 26,608.5 million in Q3 2025. The main drivers for the decrease in operating expenses in Q3 2026 were a 9.2% decrease in cost of inventory sold and a 96.9% decrease in impairment losses, partially offset by a 6.3% increase in shipping and packaging expenses and a 3.2% increase in advertising expenses.

Cost of inventory sold decreased by 9.2% while the sales of goods fell by 9.8%.

Impairment losses decreased by 96.9% mainly due to lower expected credit losses compared to Q3 2025.

Shipping and packaging expenses increased by 6.3% while delivery service revenue grew by 6.4%.

Advertising expenses increased by 3.2% due to increased investment to support our strategic initiatives.

Net Loss for the Period

Net loss for the period was TRY 2,571.8 million in Q3 2026, compared to a net loss of TRY 1,718.8 million in Q3 2025. This negative change was mainly due to a TRY 1,577.4 million decrease in revenue, a TRY 302.8 million decrease in monetary gains, a TRY 184.9 million increase in shipping and packaging expenses due to strategic initiatives, a TRY 157.9 million increase in net financial expenses and fees (net of financial income) related to lower interest income on credit sales and a TRY 82.2 million increase in advertising expenses, which were partially offset by a TRY 1,487.1 million decrease in cost of inventory sold and a TRY 167.8 million decrease in impairment losses.

EBITDA

EBITDA as a percentage of GMV decreased by 0.6pp in Q3 2026 to negative 0.2%, compared to 0.3% in Q3 2025. EBITDA decreased to negative TRY 134.1 million in Q3 2026 from TRY 225.4 million in Q3 2025. These decreases were driven by a 0.6pp increase in shipping and packaging expenses, a 0.4pp increase in advertising expenses, a 0.3pp increase in payroll and outsource staff expenses, a 0.2pp increase in other operating expenses, net and a 0.1pp increase in technology expenses, partially offset by a 0.9pp increase in Gross Contribution and a 0.3pp decrease in impairment losses in each case as a percentage of GMV.

Free Cash Flow

Our Free Cash Flow decreased by 73.5% to TRY 888.9 million in Q3 2026 from TRY 3,352.7 million in Q3 2025. The change was mainly driven by a TRY 2,400.8 million decrease in net cash provided by operating activities and by a TRY 63.0 million increase in tangible and intangible asset acquisitions.

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2026 unless otherwise indicated. Unaudited.)

	30 September 2026	31 December 2025
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	15,309,415	14,057,348
Restricted cash	266,044	254,915
Financial investments	2,152,199	2,506,350
Trade and loan receivables	6,818,661	7,756,495
Due from related parties	-	257
Inventories	12,468,514	10,851,995
Other current assets	1,887,820	1,454,099
Total current assets	38,902,653	36,881,459
Non-current assets:
Property and equipment	1,548,578	1,351,922
Intangible assets	4,751,880	4,814,410
Right of use assets	2,831,444	2,739,975
Trade and loan receivables	7,555	33,256
Deferred tax assets	59,584	59,584
Other non-current assets	23,621	50,417
Total non-current assets	9,222,662	9,049,564
Total assets	48,125,315	45,931,023
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1,205,455	741,615
Lease liabilities	1,113,156	1,306,496
Wallet deposits	266,594	324,700
Trade payables and payables to merchants	31,129,241	32,172,699
Provisions	387,708	400,510
Employee benefit obligations	925,473	1,263,858
Contract liabilities and merchant advances	2,478,103	3,463,383
Other current liabilities	2,527,534	1,836,651
Total current liabilities	40,033,264	41,509,912
Non-current liabilities:
Lease liabilities	969,434	967,608
Employee benefit obligations	265,126	326,884
Other non-current liabilities	551,216	625,851
Total non-current liabilities	1,785,776	1,920,343
Equity:
Share capital	1,194,994	1,180,445
Treasury shares	(399,022)	(399,022)
Share premium	33,985,636	24,506,821
Accumulated deficit	(28,475,333)	(22,787,476)
Total equity	6,306,275	2,500,768
Total equity and liabilities	48,125,315	45,931,023

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2026 unless otherwise indicated. Unaudited.)

	Three Months Ended		Nine Months Ended
	30 September 2026	30 September 2025	30 September 2026	30 September 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	24,264,890	25,842,347	74,483,956	70,464,717
Operating expenses
Cost of inventory sold	(14,742,524)	(16,229,624)	(46,259,614)	(44,147,344)
Shipping and packaging expenses	(3,128,104)	(2,943,211)	(9,328,824)	(7,871,657)
Payroll and outsource staff expenses	(2,940,160)	(2,916,856)	(8,862,065)	(8,243,506)
Advertising expenses	(2,666,295)	(2,584,125)	(6,811,631)	(5,525,839)
Technology expenses	(313,916)	(260,769)	(838,160)	(748,203)
Depreciation and amortization	(1,056,622)	(991,556)	(3,015,921)	(2,947,195)
Other operating income	90,570	176,730	384,618	479,228
Other operating expenses	(693,254)	(686,018)	(2,140,346)	(2,103,660)
Impairment losses	(5,292)	(173,045)	(34,653)	(886,115)
Operating (loss) / income	(1,190,707)	(766,127)	(2,422,640)	(1,529,574)
Financial income	1,116,806	1,498,309	3,256,425	4,520,006
Financial expenses and fees	(3,455,205)	(3,678,770)	(10,279,428)	(9,591,692)
Monetary gains/(losses)	924,994	1,227,838	3,758,341	3,348,042
Loss before income taxes	(2,604,112)	(1,718,750)	(5,687,302)	(3,253,218)
Income taxes	32,281	-	-	-
Loss for the period	(2,571,831)	(1,718,750)	(5,687,302)	(3,253,218)
Basic and diluted loss per share (TRY per share)	(6.0)	(4.8)	(13.3)	(9.1)
Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(558)	-	(558)	-
Tax Effect of Actuarial Gain (Loss) of Defined Benefit Plans	-	-	-	-
Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	-	-	-	-
Total comprehensive (loss)/income for the period	(2,572,389)	(1,718,750)	(5,687,860)	(3,253,218)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2026 unless otherwise indicated. Unaudited.)

	1 January –	1 January –
	30 September 2026	30 September 2025
	(unaudited)	(unaudited)
Loss before income taxes	(5,687,302)	(3,253,218)
Adjustments to reconcile loss before income taxes to cash flows from operating activities:	12,579,020	12,125,369
Interest and fee expenses	9,816,822	9,142,517
Depreciation and amortization	3,015,921	2,947,195
Interest income on time deposits	(2,205,741)	(2,187,586)
Interest income and expenses on financial investments	(383)	(2,146)
Interest income on credit sales	(356,809)	(1,534,660)
Provision for unused vacation liability	164,677	248,871
Provision for personnel bonus	619,767	589,455
Provision for legal disputes	75,511	21,014
Provision for doubtful receivables	65,677	661,134
Provision for loan receivables	71,094	237,564
Provision for impairment of trade goods, net	(143,817)	292,173
Provision for post-employment benefits	95,041	103,185
Share based payment expense	11,767	274,884
Fair value gains of financial investments	(51,195)	(70,186)
Provision for license fee	226,664	277,634
Net foreign exchange differences	(343,832)	(451,892)
Monetary gains on provisions	(544,962)	(515,330)
Monetary losses on non-operating activities	2,062,818	2,091,543
Changes in net working capital
Change in trade payables and payables to merchants	(774,707)	6,015,558
Change in inventories	(1,667,429)	(3,147,682)
Change in trade and loan receivables	967,668	544,650
Change in contract liabilities and merchant advances	(985,280)	(45,218)
Change in contract assets	-	(10,996)
Change in other liabilities	559,968	(745,044)
Change in other assets	(392,352)	(700,978)
Change in due from related parties	257	23,691
Change in due to related parties	-	(21,058)
Post-employment benefits paid	(12,427)	(42,721)
Payments for concluded litigation	(4,527)	(6,630)
Payments for personnel bonus	(604,978)	(628,673)
Payments for unused vacation liabilities	(34,220)	(25,769)
Payments for license fee	(238,604)	(266,155)
Collections of doubtful receivables	102,117	6,858
Payments for share based compensation plan	(214,776)	(880,848)
Net cash provided by operating activities	3,592,428	8,941,136
Investing activities:
Purchases of property and equipment and intangible assets	(2,330,945)	(2,228,430)
Proceeds from sale of property and equipment	1,550	11,406
Purchase of financial investments	(5,586)	(2,927,967)
Proceeds from sale of financial investment	200,186	4,221,316
Interest received on credit sales	312,620	1,392,960
Interest received on time deposits	2,200,625	2,180,737
Net cash provided by investing activities	378,450	2,650,022
Financing activities:
Proceeds from bank borrowings	7,133,571	6,713,273
Repayment of bank borrowings	(6,687,952)	(7,905,922)
Interest and fees paid	(9,231,151)	(8,611,781)
Lease payments	(1,185,515)	(933,518)
Proceeds from issuance of shares	9,493,364	-
Net cash used in financing activities	(477,683)	(10,737,948)
Net increase/(decrease) in cash and cash equivalents	3,493,195	853,210
Cash and cash equivalents at 1 January	14,044,635	10,981,756
Effects of inflation on cash and cash equivalents	(2,313,693)	(2,271,113)
Effects of exchange rate changes on cash and cash equivalents	67,448	39,969
Cash and cash equivalents at 30 September	15,291,585	9,603,822

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures, which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus income tax less financial income plus financial expenses and fees plus depreciation and amortization plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit (net income) as determined in accordance with IFRS Accounting Standards as issued by the IASB or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS Accounting Standards as issued by the IASB or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS Accounting Standards as issued by the IASB or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. EBITDA eliminates certain items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS Accounting Standards as issued by the IASB financial measures. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/ (losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB.

The following table shows the reconciliation of EBITDA to net loss for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2026. Unaudited.

	Three months ended September 30,		Nine months ended September 30,
(TRY in millions)	2026	2025	2026	2025
Net loss for the period	(2,571.8)	(1,718.8)	(5,687.3)	(3,253.2)
Income taxes	32.3	-	-	-
Financial income	1,116.8	1,498.3	3,256.4	4,520.0
Financial expenses and fees	(3,455.2)	(3,678.8)	(10,279.4)	(9,591.7)
Depreciation and amortization	(1,056.6)	(991.6)	(3,015.9)	(2,947.2)
Monetary gains/(losses)	925.0	1,227.8	3,758.3	3,348.0
EBITDA	(134.1)	225.4	593.3	1,417.6

Gross Contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability and how efficiently the Company manages its inventory costs relative to its revenue as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross Contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB. The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2026. Unaudited.

	Three months ended September 30,			Nine months ended September 30
(in TRY million unless indicated otherwise)	2026	2025	y/y %	2026	2025	y/y %
Revenue	24,264.9	25,842.3	(6.1)%	74,484.0	70,464.7	5.7%
Cost of inventory sold	(14,742.5)	(16,229.6)	(9.2)%	(46,259.6)	(44,147.3)	4.8%
Gross Contribution	9,522.4	9,612.7	(0.9)%	28,224.3	26,317.4	7.2%

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2026. Unaudited.

	Three months ended September 30,			Nine months ended September 30,
(in TRY million unless indicated otherwise)	2026	2025	y/y %	2026	2025	y/y %
Revenue	24,264.9	25,842.3	(6.1)%	74,484.0	70,464.7	5.7%
Reversal of IAS 29 adjustment	456.0	6,452.5	(92.9)%	5,524.3	20,528.2	(73.1)%
IAS 29 - Unadjusted Revenue	23,808.9	19,389.8	22.8%	68,959.7	49,936.5	38.1%

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 September 2026. Unaudited.

	Three months ended September 30,			Nine months ended September 30,
(in TRY million unless indicated otherwise)	2026	2025	y/y %	2026	2025	y/y %
Revenue	24,264.9	25,842.3	(6.1)%	74,484.0	70,464.7	5.7%
Cost of inventory sold	(14,742.5)	(16,229.6)	(9.2)%	(46,259.6)	(44,147.3)	4.8%
Gross Contribution	9,522.4	9,612.7	(0.9)%	28,224.3	26,317.4	7.2%
Reversal of IAS 29 adjustment	(412.6)	1,839.5	(122.4)%	(79.1)	5,923.9	(101.3)%
IAS 29 - Unadjusted Gross Contribution	9,935.0	7,773.2	27.8%	28,303.4	20,393.5	38.8%

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 September 2026. Unaudited.

	Three months ended September 30,			Three months ended September 30,
(TRY in millions)	2026	Reversal of IAS 29	IAS 29 Unadjusted 2026	2025	Reversal of IAS 29	IAS 29 Unadjusted 2025
Net loss for the period	(2,571.8)	(39.0)	(2,532.9)	(1,718.8)	(322.1)	(1,396.7)
Income taxes	32.3	3.3	29.0	0.0	0.0	0.0
Financial income	1,116.8	15.6	1,101.2	1,498.3	403.2	1,095.1
Financial expenses and fees	(3,455.2)	21.0	(3,476.2)	(3,678.8)	(903.2)	(2,775.6)
Depreciation and amortization	(1,056.6)	(426.2)	(630.4)	(991.6)	(568.4)	(423.2)
Monetary gains/(losses)	925.0	925.0	0.0	1,227.8	1,227.8	0.0
EBITDA	(134.1)	(577.6)	443.5	225.4	(481.5)	706.9

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 September 2026. Unaudited.

	Nine months ended September 30,			Nine months ended September 30,
(TRY in millions)	2026	Reversal of IAS 29	IAS 29 Unadjusted 2026	2025	Reversal of IAS 29	IAS 29 Unadjusted 2025
Net loss for the period	(5,687.3)	67.3	(5,754.6)	(3,253.2)	(1,009.0)	(2,244.2)
Income taxes	0.0	0.0	0.0	0.0	0.0	0.0
Financial income	3,256.4	236.6	3,019.8	4,520.0	1,358.9	3,161.1
Financial expenses and fees	(10,279.4)	(577.1)	(9,702.3)	(9,591.7)	(2,684.4)	(6,907.3)
Depreciation and amortization	(3,015.9)	(1,357.0)	(1,658.9)	(2,947.2)	(1,768.8)	(1,178.4)
Monetary gains/(losses)	3,758.3	3,758.3	0.0	3,348.0	3,348.0	0.0
EBITDA	593.3	(1,993.5)	2,586.8	1,417.6	(1,262.9)	2,680.5

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash provided by operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash provided by operating activities, capital expenditures and our other IFRS Accounting Standards as issued by the IASB results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2026. Unaudited.

	Three months ended September 30,		Nine months ended September 30
(TRY in millions)	2026	2025	2026	2025
Net cash provided by operating activities	1,638.2	4,039.0	3,592.4	8,941.1
Capital expenditures	(749.3)	(687.4)	(2,330.9)	(2,228.4)
Proceeds from the sale of property and equipment	0.0	1.1	1.6	11.4
Free Cash Flow	888.9	3,352.7	1,263.0	6,724.1

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

Net Working Capital has limitations as a financial measure, and you should not consider it in isolation as a measure of our liquidity or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB. There are limitations to using non-IFRS financial measures, including that other companies calculate Net Working Capital differently. Because of these limitations, you should consider Net Working Capital alongside other financial performance measures, including current assets, current liabilities and our other IFRS Accounting Standards as issued by the IASB results.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2026. Unaudited.

(TRY in millions)	As of September 30, 2026	As of December 31, 2025
Current assets	38,902.7	36,881.5
Cash and cash equivalents	(15,309.4)	(14,057.3)
Financial investments	(2,152.2)	(2,506.4)
Current liabilities	(40,033.3)	(41,509.9)
Bank borrowings, current	1,205.5	741.6
Lease liabilities, current	1,113.2	1,306.5
Net Working Capital	(16,273.5)	(19,144.0)

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution Margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of Orders as the number of orders we received through our platform excluding returns and cancellations and digital products;

•	Order Frequency as the number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchants as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customers as users (both unregistered users and members) who have purchased at least one item listed on our platform (excluding orders for digital products and orders made on HepsiExpress) within the 12-month period preceding the relevant date, excluding returns and cancellations;

•	Digital products as non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers, and the first monthly payment of Hepsiburada Premium membership subscription; and

•	Average Order Value as GMV divided by the Number of Orders in a given period, excluding digital products and orders made on HepsiExpress from the numerator and denominator.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting millions of customers with a broad range of products and services. Through its marketplace, retail operations, logistics capabilities, payment solutions and customer-focused technology, Hepsiburada aims to make commerce easier, faster and more accessible for customers and businesses across Türkiye.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflicts in Ukraine, Iran and Syria, including their impact on Türkiye's border regions; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the high inflationary environment and/or (vi) currency devaluation; (d) the impact of Kaspi.kz’s acquisition of a controlling stake and subsequent purchases of additional shares in the Company; (e) the anticipated launch of new initiatives, businesses or any other strategic projects and partnerships; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (g) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (h) our liquidity, substantial indebtedness, and ability to obtain additional financing; (i) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (j) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (k) our ability to grow and externalize the services of our strategic assets; and (l) regulatory changes in the e-commerce law, corporate tax law and income tax law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will”, “seek”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2025 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted Revenue, EBITDA, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS Accounting Standards as issued by the IASB and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS Accounting Standards as issued by the IASB. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited financial information for the three months and nine months ended September 30, 2026 and 2025 and as of September 30, 2026 and December 31, 2025. The financial information has not been audited or reviewed by the Company’s auditors. The consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS Accounting Standards as issued by the IASB and pursuant to the regulations of the SEC.